EXHIBIT 99.1

Norsk Hydro to Grow From Broader Oil and Gas Portfolio, Maintains Speed in Aluminium Repositioning

OSLO, Norway, Dec. 6, 2006 (PRIME NEWSWIRE) -- Hydro is well-positioned for long-term profitable growth in its energy and upstream aluminium operations but industry capacity constraints delay oil and gas production growth, the Norwegian-based company said at its Capital Markets Day. Growing Hydro's oil and gas resource base, pursuing upstream aluminium growth opportunities and maintaining cost control remain top priorities, together with completing the Ormen Lange gas field development for start up 1 October 2007. Hydro expects most of the ongoing restructuring of downstream aluminium to be completed by end 2007.

"Hydro is stronger than ever. Our technology, competence and financial strength, together with a broader portfolio of development and exploration projects beyond 2010, give me great confidence in our strategy for future growth," said Eivind Reiten, Hydro's President and Chief Executive Officer. "We are maneuvering in an increasingly challenging global landscape but our talented organization, proven project execution skills and our experience in cooperating with partners are more valuable than ever."

Hydro's Capital Markets Day presentation includes the following highlights:

-- Hydro targets 2007 oil and gas production of 605,000 boed (barrels of oil equivalents per day).
-- Hydro expects oil and gas production to reach 700,000 boed in 2010.
-- Continued high exploration activity with Hydro participating in approximately 60 exploration and appraisal wells in 2007.
-- Hydro expects production costs in 2006 to be NOK 25 per boe and the target for 2007 is NOK 28 per boe, both excluding gas injection costs.
   From 2007 onward, production costs are expected to stabilize somewhat below NOK 28 per boe.
-- At the end of 2006, Hydro's expected oil and gas reserves from sanctioned projects are estimated at about 2.7 billion boe. Expected additional resources from non-sanctioned projects are estimated at 1.2 billion boe. The expected combined resource base is 3.9 billion boe, up 120 million boe from the end of 2005.
-- Primary aluminium production is expected to be 1,730,000 tonnes in
   2007 and 2,000,000 tonnes in 2010.
-- Divestment of Hydro's 49-percent share in Meridian Technologies for
   NOK 0.6 billion and divestment of Automotive Castings for NOK 3.7 billion, representing key steps to reduce engagement downstream aluminium.
-- Investments and exploration expenditures in 2006 will amount to NOK 28 billion, NOK 2 billion below previous estimates.
-- Investments and exploration expenditures in 2007 are expected to be
   NOK 30 billion, of which NOK 4 billion in Aluminium Metal and NOK 24 billion in Oil & Energy, including exploration expenditures of NOK 6 billion.
-- Hydro is considering public listing or divestment of its petrochemical business, Hydro Polymers.

Growth from rich portfolio of oil and gas development projects and exploration acreage New fields coming on stream in 2007, including Ormen Lange, Dalia, Rosa and the Independence Hub area, contribute to the production growth. The upgrade of Terra Nova during 2006 will ensure stable production in 2007. Proactive follow-up of partner-operated fields will be an important element in Hydro's efforts to meet the 2007 production target.

Hydro's oil and gas production growth will come from a well-defined and robust portfolio where plateau production from new fields coming on stream by 2010 adds up to 200,000 boed, with the fields peaking in different years. The Peregrino field in Brazil, where Hydro has a 50-percent ownership interest, is expected to start production in 2010 and reach plateau production with approximately 100,000 boed in 2011 on a 100- percent basis.

Production for the years through 2010 is expected to be lower than previously estimated mainly because of industry capacity constraints affecting production uptime and resulting in postponement of development projects. The 2010 forecast is based on Hydro's existing oil and gas portfolio, and 90 percent of the new fields contributing to the growth are already sanctioned.

Beyond 2010, prospects for further production growth are good. Hydro's extensive portfolio includes, among other projects, the Troll Future Development and the Vega and Peon fields in Norway.

In 2006 Hydro stepped up its exploration activity. By early December 25 of 47 completed wells have resulted in commercial discoveries. During 2007, Hydro plans to drill approximately 30 exploration and appraisal wells in Norway and approximately 30 internationally. Rig capacity has been secured in Norway until 2009 and in the U.S. Gulf of Mexico until 2013. During 2006, Hydro has acquired new, attractive exploration acreage in the US Gulf of Mexico, Norway, Denmark, Canada and Brazil.

Aluminium Metal on track to reposition and grow

Demand for primary aluminium is expected to increase by 15 million tones, or about 4 percent annually, by 2020. Rising costs is an industry challenge but the increase has been more than offset by higher aluminium prices. Restructuring of Aluminium Metal is on track with approximately 110,000 tonnes of annual capacity to be closed down by the end of 2006 and during 2007, thereby completing the closure program of 180,000 tonnes of high-cost primary production capacity. The measures will significantly improve Hydro's smelter cost position. Hydro is well positioned with long-term power contracts extending up to 2020 and alumina equity coverage increasing to 75 percent in 2010. Operational excellence remains a top priority.

Hydro is pursuing a number of growth opportunities in alumina and metal. The planned Qatalum smelter, a 50/50 joint venture between Qatar Petroleum and Hydro, is on track with construction start scheduled for fall 2007 and start-up of production in late 2009. The capital expenditure estimate has been increased from USD 3 billion to USD 4.5 billion, on a 100-percent basis, as a result of general cost increases for key materials and construction, a weaker USD/EUR exchange rate as well as design changes. Final cost estimate and build decision are scheduled for summer 2007.

Executing Aluminium Products portfolio restructuring

Cash generation in Aluminium Products has been solid during the first nine months of 2006, but profitability remains unsatisfactory. Operational improvements have been achieved in most areas, and the outlook for Extrusion and Building Systems is good. In addition to the agreements to divest Automotive Castings and Meridian Technologies, the process for divesting Automotive Structures has started. Hydro's magnesium plant in Canada will be closed during first half of 2007, and the remaining magnesium remelting plants will be divested. Rolled Products delivers consistently strong cash flow, but industrial challenges remain.

Hydro's Capital Markets Day presentation can be downloaded from www.hydro.com on 6 December from 12:00 CET. The presentation will also be streamed live on www.hydro.com at the 12:30 CET, and this webcast will be available on Hydro's website for two months.

Cautionary note in relation to certain forward-looking statements.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected," "scheduled," "targeted," "planned," "proposed," "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk, Regulation and Other Information -- Risk Factors" on page 92 of Hydro's Annual Report and Form 20-F 2005 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Cautionary note in relation to oil and gas reserves

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation material, such as expected recoverable resources, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, SEC File No. 1-9159, available from us at our Corporate Headquarter: Norsk Hydro, N-0240 Oslo, Norway. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

CONTACT:  Norsk Hydro
          Ada Christiane Rieker
            +47 22533273
            Cell: +47 95182718
            Ada.Christiane.Rieker@hydro.com
          Gudmund Isfeldt
            +4722532455
            Cell: +4748001180
            Gudmund.Isfeldt@hydro.com
          Stefan Solberg
            +47 22533539
            Cell: +47 91727528
            Stefan.Solberg@hydro.com